CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	January 1, 2012	October 2, 2011	October 4, 2010
		(Note 14)	(Note 14)
Current assets:
Cash and cash equivalents	$41,741	$82,025	$250,843
Trade accounts receivable	142,141	191,594	145,684
Income taxes receivable	931	515	-
Inventories (note 5)	610,923	568,311	329,518
Prepaid expenses and deposits	8,546	10,827	8,848
Assets held for sale	13,142	13,142	3,246
Other current assets	9,859	9,228	8,670
Total current assets	827,283	875,642	746,809

Non-current assets:
Property, plant and equipment (note 6)	553,857	550,324	483,013
Investment in joint venture (note 3(a) (iii))	11,857	13,038	12,533
Intangible assets (note 7)	258,041	261,653	66,811
Goodwill	141,933	141,933	10,197
Other assets	13,787	15,909	15,140
Total non-current assets	979,475	982,857	587,694

Total assets	$1,806,758	$1,858,499	$1,334,503

Current liabilities:
Accounts payable and accrued liabilities	$195,217	$297,960	$179,795
Dividends payable	9,176	-	-
Income taxes payable	-	-	5,024
Current portion of long-term debt	-	-	16,879
Total current liabilities	204,393	297,960	201,698

Non-current liabilities:
Long-term debt (note 12)	305,000	209,000	-
Deferred income taxes	11,271	11,977	4,771
Employee benefit obligations	19,776	20,246	12,179
Provisions	8,296	8,226	7,951
Total non-current liabilities	344,343	249,449	24,901

Total liabilities	548,736	547,409	226,599

Equity:
Share capital	104,922	100,436	97,036
Contributed surplus	13,593	16,526	10,091
Retained earnings	1,139,564	1,194,804	1,002,487
Accumulated other comprehensive income	(57)	(676)	(1,710)
Total equity attributable to shareholders of the Company	1,258,022	1,311,090	1,107,904

Total liabilities and equity	$1,806,758	$1,858,499	$1,334,503

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2012 P.23

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended
	January 1, 2012	January 2, 2011
		(Note 14)

Net sales	$303,797	$331,217
Cost of sales	297,448	249,669

Gross profit	6,349	81,548

Selling, general and administrative expenses	50,834	41,540
Restructuring and acquisition-related costs	254	708

Operating income (loss)	(44,739)	39,300

Financial expenses, net (note 11(b))	1,996	2,643
Equity loss (earnings) in investment in joint venture	(220)	(92)

Earnings (loss) before income taxes	(46,515)	36,749

Income tax expense (recovery)	(451)	855

Net earnings (loss)	(46,064)	35,894

Other comprehensive income, net of related income taxes:
Cash flow hedges (note 9)	619	1,633

Comprehensive income (loss)	$(45,445)	$37,527

Earnings (loss) per share:
Basic EPS (note 8)	$(0.38)	$0.30
Diluted EPS (note 8)	$(0.38)	$0.29

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2012 P.24

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three months ended January 1, 2012 and January 2, 2011
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income	earnings	equity

Balance, October 2, 2011 (note 14)	121,331	$100,436	$16,526	$(676)	$1,194,804	$1,311,090

Share-based compensation related to
stock options and Treasury restricted
share units	-	-	1,270	-	-	1,270
Shares issued under employee share
purchase plan	7	175	-	-	-	175
Shares issued pursuant to exercise of
stock options	19	117	(9)	-	-	108
Shares issued pursuant to vesting of
restricted share units	158	4,194	(4,194)	-	-	-
Dividends declared	-	-	-	-	(9,176)	(9,176)
Transactions with shareholders of the
Company recognized directly in equity	184	4,486	(2,933)	-	(9,176)	(7,623)

Cash flow hedges	-	-	-	619	-	619
Net loss	-	-	-	-	(46,064)	(46,064)
Total comprehensive income (loss) for
the period	-	-	-	619	(46,064)	(45,445)

Balance, January 1, 2012	121,515	$104,922	$13,593	$(57)	$1,139,564	$1,258,022

Balance, October 4, 2010 (note 14)	121,352	$97,036	$10,091	$(1,710)	$1,002,487	$1,107,904

Share-based compensation related to
stock options and Treasury restricted
share units	-	-	1,247	-	-	1,247
Shares issued under employee share
purchase plan	6	117	-	-	-	117
Shares issued pursuant to exercise of
stock options	152	1,190	(10)	-	-	1,180
Dividends declared	-	-	-	-	(9,113)	(9,113)
Transactions with shareholders of the
Company recognized directly in equity	158	1,307	1,237	-	(9,113)	(6,569)

Cash flow hedges	-	-	-	1,633	-	1,633
Net earnings	-	-	-	-	35,894	35,894
Total comprehensive income for the
period	-	-	-	1,633	35,894	37,527

Balance, January 2, 2011 (note 14)	121,510	$98,343	$11,328	$(77)	$1,029,268	$1,138,862

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2012 P.25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended
	January 1, 2012	January 2, 2011
		(Note 14)
Cash flows from (used in) operating activities:
Net earnings (loss)	$(46,064)	$35,894
Adjustments to reconcile net earnings (loss) to cash flows from (used in)
operating activities (note 10 (a))	20,430	16,462
	(25,634)	52,356
Changes in non-cash working capital balances:
Trade accounts receivable	49,076	7,076
Inventories	(38,688)	(28,018)
Prepaid expenses and deposits	2,281	393
Other current assets	(166)	(638)
Accounts payable and accrued liabilities	(98,816)	(11,863)
Income taxes	(414)	(1,390)
Net cash flows from (used in) operating activities	(112,361)	17,916

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving long-term credit facility	96,000	-
Repayment of other long-term debt	-	(231)
Proceeds from the issuance of shares	283	1,297
Net cash flows from (used in) financing activities	96,283	1,066

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(24,167)	(38,990)
Purchase of intangible assets	(671)	(435)
Proceeds on disposal of assets held for sale	10	167
Dividend received from investment in joint venture	1,401	-
Net cash flows from (used in) investing activities	(23,427)	(39,258)

Effect of exchange rate changes on cash and cash equivalents denominated in
foreign currencies	(779)	255
Net decrease in cash and cash equivalents during the period	(40,284)	(20,021)
Cash and cash equivalents, beginning of period	82,025	250,843
Cash and cash equivalents, end of period	$41,741	$230,822

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$1,679	$481
Income taxes	755	2,473

Supplemental disclosure of cash flow information (note 10)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2012 P.26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended January 1, 2012
Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. The condensed interim consolidated financial statements are for the Company’s first quarter of fiscal 2012 as at and for the three months ended January 1, 2012 and comprise the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34“) and IFRS 1, First-time Adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared using the accounting policies the Company expects to adopt for its consolidated financial statements as at and for the year ending September 30, 2012, which are described in note 3 to these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements, which are the Company’s first consolidated financial statements prepared in accordance with IFRS, should be read in conjunction with the Company’s 2011 annual consolidated financial statements, with consideration given to the IFRS transition disclosures included in note 14 to these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on February 8, 2012.

(b)	Basis of measurement:
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items in the condensed interim consolidated statement of financial position:
•	Derivative financial instruments which are measured at fair value;
•	Liabilities for cash-settled share-based payment arrangements which are measured at fair value;
•	Employee benefit obligations related to defined benefit plans which are measured as the net total of the fair value of plan assets and the present value of the defined benefit obligation;
•	Provision for decommissioning and site restoration costs which is measured at the present value of the expenditures expected to be required to settle the obligation; and
•	Contingent consideration in connection with a business combination which is measured at fair value.

The functional and presentation currency of the Company is the U.S. dollar.

(c)	Seasonality of the business:
The Company’s revenues and net earnings are subject to seasonal variations. Consequently, the results of operations for interim periods are traditionally not indicative of the results to be expected for the full fiscal year. Historically, revenues and net earnings have generally been lowest in the first quarter and highest in the third quarter of the Company’s fiscal year.

QUARTERLY REPORT – Q1 2012 P.27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these condensed interim consolidated financial statements and in preparing the opening IFRS statement of financial position as at October 4, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

(a)	Basis of consolidation:

 (i)   Business combinations:
Business combinations are accounted for using the acquisition method. Accordingly, the consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any debt and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred and are included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in an acquired company on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired company’s net identifiable assets. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and non-controlling interest recognized is less than the fair value of the net assets of the business acquired, a bargain purchase gain is recognized immediately in the statement of earnings and comprehensive income. Inter-company transactions, balances and unrealized gains or losses on transactions between group companies are eliminated.

(ii)	Subsidiaries:
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company.

  (iii)   Investment in a joint venture:
The Company’s investment in a yarn spinning joint venture with Frontier Spinning Mills, Inc., Can Am Yarns LLC (“CanAm”) is considered a jointly controlled entity over which the Company exercises joint control. Investments in jointly controlled entities are accounted for using the equity method. Under the equity method of accounting, the investment in a joint venture is initially recognized in the consolidated statement of financial position at cost and subsequently adjusted to recognize the Company’s share of the post-acquisition earnings and movements in other comprehensive income in the consolidated statement of earnings and comprehensive income. Dividends received by an equity accounted investee are deducted from the carrying amount of the investment when the dividends are declared. The Company’s investment in a joint venture includes goodwill identified on acquisition, if any, net of any accumulated impairment losses. If the Company’s share of losses in a joint venture equals or exceeds its interests in the joint venture (which includes any long-term interests that, in substance, form part of the group’s net investment in the joint venture), the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint venture. Unrealized gains on transactions between the Company and the joint venture are eliminated to the extent of the Company’s interest in the joint venture. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint venture have been modified where necessary to ensure consistency with the policies adopted by the Company.

(b)	Cash and cash equivalents:
The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

(c)	Trade accounts receivable:
Trade accounts receivable consist of amounts due from our normal business activities. An allowance for doubtful accounts is maintained to reflect expected credit losses. Bad debts are provided for based on collection history and specific risks identified on a customer-by-customer basis. Uncollected accounts are written off through the allowance for doubtful accounts.

QUARTERLY REPORT – Q1 2012 P.28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(d)	Inventories:
Inventories are stated at the lower of First-In First-Out cost and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved over a number of periods under normal circumstances. Net realizeable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Raw materials and spare parts are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.

(e)	Property, plant and equipment:
Property, plant and equipment are initially recorded at cost, and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, the initial present value estimate of the costs of dismantling and removing the asset and restoring the site on which it is located at the end of its useful life, and any applicable borrowing costs. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. The costs of day-to-day servicing of property, plant and equipment are expensed as incurred in the consolidated statement of earnings and comprehensive income. For the purpose of impairment testing of property, plant and equipment, see note 3(i). Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the statement of earnings and comprehensive income.

Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Buildings and improvements	5 to 40 years
Manufacturing equipment	3 to 10 years
Other equipment	2 to 10 years

Significant components of property, plant and equipment which are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year.

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for its intended use. All other borrowing costs are recognized as financial expenses as incurred. The Company had no capitalized borrowing costs as at January 1, 2012 or October 2, 2011.

(f)	Assets held for sale:
Assets are classified as assets held for sale, and are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. Assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

QUARTERLY REPORT – Q1 2012 P.29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(g)	Intangible assets:
Intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired in a business combination, and consist of customer contracts and customer relationships, license agreements, non-compete agreements, and trademarks. Intangible assets also include computer software that is not an integral part of the related hardware. For the purpose of impairment testing of intangible assets, see note 3(i). Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful-lives:

Asset	Useful life
Customer contracts and customer relationships	20 years
License agreements	7 years
Computer software	4 years
Non-compete agreements	2 years

Trademarks are not amortized as they are considered to be indefinite life intangible assets.

The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software are recognized as intangible assets when the following criteria are met:
•	it is technically feasible to complete the software product so that it will be available for use;
•	management intends to complete the software product and use it;
•	there is an ability to use the software product;
•	it can be demonstrated how the software product will generate probable future economic benefits;
•	adequate technical, financial and other resources to complete the development and to use the software product are available; and
•	the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred.   Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

(h)	Goodwill:
Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill arising on business combinations on or after October 4, 2010
Goodwill is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of net identifiable assets acquired and liabilities assumed of an acquired business. With respect to equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the equity accounted investee. For the purpose of impairment testing of goodwill, see note 3(i).

Goodwill arising on business combinations before October 4, 2010
Goodwill recorded as at October 4, 2010 in connection with business combinations which occurred prior to October 4, 2010 is included in the consolidated statement of financial position on the basis of its deemed cost, which represents the amount recorded under previous Canadian GAAP.

(i)	Impairment of non-financial assets:
Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs to sell. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e. cash-generating units or CGUs).

QUARTERLY REPORT – Q1 2012 P.30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(i)	Impairment of non-financial assets (continued):
In assessing value in use, the estimated future cash flows expected to be derived from the asset or CGU by the Company are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset and or the CGU. In assessing fair value less costs to sell, the Company uses the best information available to reflect the amount that the Company could obtain, at the time of the impairment test, from the disposal of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal.

For the purpose of testing goodwill for impairment, goodwill acquired in a business combination is allocated to a CGU or a group of CGUs that is expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquired company are assigned to those CGUs. Impairment losses recognized are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in net earnings.

Reversal of impairment losses
A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(j)	Foreign currency translation:
Monetary assets and liabilities of the Company’s Canadian and foreign operations denominated in currencies other than the U.S. dollar are translated at the rates of exchange at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in net earnings, and presented in the statement of earnings and comprehensive income within financial expenses.

(k)	Revenue recognition:
Revenue is recognized upon shipment of products to customers, since title passes upon shipment, and to the extent that the selling price is fixed or determinable. At the time of sale, estimates are made for customer price discounts and volume rebates based on the terms of existing programs. Sales are recorded net of these program costs and estimated sales returns, which are based on historical experience, current trends and other known factors, and exclude sales taxes. New programs, which relate to prior sales, are recognized at the time the new program is introduced.

(l)	Cost of sales and gross profit:
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Gross profit is the result of sales less cost of sales. The Company’s gross profit may not be comparable to this metric as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

(m)	Selling, general and administrative expenses:
Selling, general and administrative (SG&A) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased facilities and equipment, professional fees, non-manufacturing depreciation and amortization expense, and other general and administrative expenses. SG&A expenses also include bad debt expense and amortization of customer-related intangible assets, license agreements and non-compete agreements.

QUARTERLY REPORT – Q1 2012 P.31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(n)	Restructuring and acquisition-related costs:
Restructuring and acquisition-related costs are expensed when a legal or constructive obligation exists. Restructuring costs include severance and termination benefits, and other costs directly related to the closure, termination or relocation of business activities, including the termination of employee benefit plans and write-downs of property, plant and equipment. Acquisition-related costs include legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business combination, as well as the re-measurement of liabilities related to contingent consideration incurred in connection with a business combination.

(o)	Advertising and product introduction expenditures:
Advertising and co-op advertising expenses are expensed as incurred in selling, general and administrative expenses. Product introduction expenditures are one-time fees paid to retailers to allow the Company’s products to be placed on store shelves. These fees are recognized as a reduction in revenue. If the Company receives a benefit over a period of time and certain other criteria are met, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company evaluates the recoverability of these assets on a quarterly basis.

(p)	Cotton-based yarn procurements:
The Company contracts to buy cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments. The Company commits to fixed prices on a percentage of its cotton-based yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(q)	Financial instruments:

Financial assets
Financial assets are classified into the following categories, and depend on the purpose for which the financial assets were acquired.

(i)    Financial assets at fair value through profit or loss
A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Derivatives are also categorized as held for trading unless they are designated as hedges. Upon initial recognition transaction costs are recognized in net earnings as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in net earnings. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current. The Company currently has no financial assets at fair value through profit or loss.

(ii)   Held-to-maturity financial assets
A financial asset is classified as held-to maturity if the Company has the intent and ability to hold debt securities to maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying investment securities a held-to-maturity for the current and the following two fiscal years. The Company currently has no financial assets classified as held-to-maturity.

(iii)  Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The Company currently classifies its cash and cash equivalents, and trade accounts receivable as loans and receivables.

QUARTERLY REPORT – Q1 2012 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(q)	Financial instruments (continued):

(iv)  Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale   and that are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income and presented within equity in accumulated other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. The Company currently has no financial assets classified as available-for-sale.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial liabilities
The Company has the following non-derivative financial liabilities: financial liabilities at fair value through profit or loss, and other financial liabilities.

(i)    Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss are initially recognized at fair value and are re-measured at each reporting date with any changes therein recognized in net earnings. The Company classifies contingent consideration in connection with a business combination as a financial liability at fair value through profit or loss.

(ii)   Other financial liabilities
Other financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition other financial liabilities are measured at amortized cost using the effective interest method. The Company currently classifies accounts payable and accrued liabilities, and long-term debt as other financial liabilities.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Fair value of financial instruments
Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:
•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data.

Impairment of financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

QUARTERLY REPORT – Q1 2012 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(q)	Financial instruments (continued):

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in net earnings.

(r)	Hedging relationships:
The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income in equity. The amount recognized in other comprehensive income is removed and included in net earnings in the same period as the hedged cash flows affect net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and remains in accumulated other comprehensive income until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to net earnings in the same period that the hedged item affects net earnings. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in net earnings.

Embedded derivatives
Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Other derivatives
When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in net earnings.

(s)	Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the company’s equity holders until the shares are cancelled or reissued. Where such common shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

QUARTERLY REPORT – Q1 2012 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(t)	Dividends declared:
Dividends declared to the Company’s shareholders are recognized as a liability in the consolidated statement of financial position in the period in which the dividends are approved by the Company’s Board of Directors.

(u)	Accounts payable and accrued liabilities:
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year or less, otherwise, they are presented as non-current liabilities.

(v)	Provisions:
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financial expense.

Decommissioning and site restoration costs
The Company may be obliged to incur certain future removal and site restoration costs should it decide to discontinue some of its activities. Where there is a legal obligation associated with the restoration of property, plant and equipment, and the fair value of the obligation can be reasonably estimated, a provision is initially recognized at the present value of the best estimate of expected expenditures for the restoration and a corresponding amount is added to the carrying value of the related asset and amortized over the remaining life of the underlying asset.

Onerous contracts
A provision for onerous contracts is recognized if the unavoidable costs of meeting the obligations specified in a contractual arrangement exceed the economic benefits expected to be received from the contract. Provisions for onerous contracts are measured at the lower of the cost of fulfilling the contract and the expected cost of terminating the contract.

(w)	Income taxes:
Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses, and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax is provided on temporary differences arising on the Company’s investments in subsidiaries and its jointly-controlled entity, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

QUARTERLY REPORT – Q1 2012 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(w)	Income taxes (continued):
In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

(x)	Share based payments:

Equity settled share based payments
The Company issues stock options and Treasury restricted share units which are equity settled share based payments. Equity settled share based payments are measured at fair value at the grant date. For stock options, the compensation cost is measured using the Black-Scholes option pricing model, net of estimated forfeitures, and is expensed over the award's vesting period. For Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share, net of estimated forfeitures, and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credit to share capital. There are certain Treasury restricted share units that are issuable based on non-market vesting conditions. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Cash settled share based payments
The Company issues non-Treasury restricted share units and deferred share units which are cash settled awards. Cash settled share based payments are initially measured at fair value at the grant date, and are recorded in accounts payable and accrued liabilities over the vesting period until settlement of the liability occurs. For non-Treasury restricted share units and deferred share units, the compensation cost is ultimately measured based on the market price of the Company's shares at the settlement date, net of estimated forfeitures, and is recognized by amortizing the cost over the vesting period. The liability is re-measured at each reporting date over the vesting period with any changes in the market value of the Company's shares resulting in a change in the measurement of compensation cost for these awards, which is recorded in net earnings in the periods in which these changes occur.

Employee share purchase plans
For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of shares is also recorded as an increase to share capital.

(y)	Employee benefits:

Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. Short-term employee benefit obligations are included in accounts payable and accrued liabilities.

Defined contribution plans
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered.

QUARTERLY REPORT – Q1 2012 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(y)	Employee benefits (continued):

Defined benefit plans
The Company also maintains a funded qualified defined benefit plan (“Retirement Plan”) covering certain employees of Gold Toe Moretz. The Retirement Plan has been frozen since January 1, 2007, and as such no additional employees became participants in the Retirement Plan and existing participants in the Retirement Plan ceased accruing any additional benefits after that date. The pension obligation is actuarially determined using the projected benefit method to determine plan obligations and related periodic costs. Assets of the Retirement Plan are invested in high quality money market funds and are recorded at fair value. Plan valuations require economic assumptions, including expected rates of return on plan assets, discount rates to value plan obligations, and participant demographic assumptions including mortality rates. Because the Retirement Plan is frozen, salary escalation is not considered in the actuarial valuation, and there are no current service costs incurred.

The Company also maintains a liability for statutory severance and pre-notice benefit obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

Liabilities related to defined benefit plans are included in employee benefit obligations in the consolidated statement of financial position. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.

(z)	Earnings per share:
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period and is adjusted to include additional shares from the assumed exercise of options and the issuance of Treasury restricted share units, if dilutive. The number of additional shares is calculated by assuming that all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

(aa)	Long-term debt:
Long-term debt is recognized initially at fair value, and is subsequently carried at amortized cost. Initial facility fees are deferred and treated as an adjustment to the instrument's effective interest rate and recognized as an expense over the instrument's estimated life if it is probable that the facility will be drawn down. However, if it is not probable that a facility will be drawn down, then the fees are considered service fees and are deferred and recognized as an expense on a straight-line basis over the commitment period.

The Company’ classifies its existing revolving long-term credit facility as a non-current liability on the basis that the Company expects, and has the discretion to refinance or rollover amounts drawn under the facility for at least twelve months following the reporting date.

QUARTERLY REPORT – Q1 2012 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(bb)	Leases:
Leases in which a significant portion of the risks and rewards of ownership are not assumed by the Company are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to net earnings on a straight-line basis over the lease term.

Leases of property, plant and equipment where the Company has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Determining whether an arrangement contains a lease
At inception of an arrangement where the Company receives the right to use an asset, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

(cc)	Financial expenses (income):
Financial expenses (income) include: interest expense on borrowings, including gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; interest income on funds invested; accretion of interest on discounted provisions; changes in the fair value of financial assets at fair value through profit or loss; net foreign currency losses and/or gains; and losses and/or gains on hedging instruments and other financial derivatives that do not meet the criteria for effective hedge accounting.

(dd)	Critical accounting estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities and fair values of financial instruments at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates involve varying degrees of judgment and uncertainty, and are based on a number of factors, including historical experience, current events and industry trends, information available from outside sources, management’s business plans, and other assumptions that management believes are reasonable based on information available at the time they are made. Given the inherent uncertainty involved in making estimates, actual results reported in future periods could differ materially from these estimates.

Significant areas requiring the use of management estimates and assumptions include the following:

Allowance for Doubtful Accounts
A considerable amount of judgment is required to assess the ultimate realization of accounts receivable and the credit-worthiness of each customer in order to estimate an appropriate allowance for doubtful accounts. Furthermore, these judgments must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such provisions in future periods may be required based on actual collection experience.

Sales Promotional Programs
In the normal course of business, certain incentives are granted to customers including discounts and rebates. At the time of sale, estimates are made for customer price discounts and rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors. If actual price discounts, rebates or returns differ from estimates, significant adjustments to net sales could be required in future periods.

QUARTERLY REPORT – Q1 2012 P.38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(dd)	Critical accounting estimates and judgments (continued):

Inventory Valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and any changes in the discount rate applied.

Recoverability and impairment of non-financial assets
The calculation of value in use for purposes of measuring the recoverable amount of non-financial assets and CGUs requires the Company to use judgment and make assumptions which are based on a variety of factors. The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. The estimation of expected future cash flows involves the use of significant assumptions, estimates and judgments with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, capital expenditures, cash flows and the selection of an appropriate discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results as well as discount rates which are used to reflect market based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third party licensing arrangements, changes to the Company’s business strategy, and changes in economic conditions can result in actual useful lives and future cash flows differing significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions, and if associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets.

Valuation of employee benefit obligations related to defined benefit plans
The valuation of the employee benefit obligations and related costs of defined benefit plans require economic assumptions, including expected rates of return on plan assets, discount rates to value plan obligations, and participant demographic assumptions including mortality rates. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, and actual results may differ significantly from the actuarial assumptions resulting in the requirement to recognize a portion of actuarial gains and losses in other comprehensive income.

Measurement of the estimate of expected expenditures for decommissioning and site restoration costs
The measurement of the provision for decommissioning and site restoration costs requires assumptions to be made including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected expenditures which requires judgment on the discount rate to use. Revisions to any of the assumptions and judgments used by management may result in changes to the expected expenditures to settle the liability which would require adjustments to the provision which may have an impact on the operating results of the Company in the period the change occurs.

QUARTERLY REPORT – Q1 2012 P.39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(dd)	Critical accounting estimates and judgments (continued):

Income Taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made. The Company recognizes deferred income tax assets for unused tax losses, and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions, estimates and judgments with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

A number of new accounting standards, and amendments to accounting standards and interpretations, are not yet effective for the year ending September 30, 2012, and have not been applied in preparing these condensed interim consolidated financial statements. These include:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part only covers classification and measurement of financial assets and financial liabilities, with impairment of financial assets and hedge accounting being addressed in the other two parts.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. IFRS 9 will be effective for the Company’s fiscal year beginning on October 5, 2015, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Consolidation
In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Joint Arrangements
In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in joint ventures. IFRS 11 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT – Q1 2012 P.40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Disclosure of Interests in Other Entities
In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Fair value measurement
In May 2011, the IASB released IFRS 13, Fair value measurement. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Financial statement presentation
In June 2011, the IASB amended IAS 1, Presentation of Financial Statements. The principal change resulting from the amendments to IAS 1 is a requirement to group together items within other comprehensive income that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in other comprehensive income and net income should be presented as either a single statement or two consecutive statements. The amendment to IAS 1 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Employee benefits
In June 2011, the IASB amended IAS 19, Employee Benefits. Amongst other changes, the amendments require entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amendment to IAS 19 will be effective for the Company’s fiscal years beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

5. INVENTORIES:

Inventories are comprised of the following:

	January 1, 2012	October 2, 2011	October 4, 2010

Raw materials and spare parts inventories	$60,898	$66,914	$50,862
Work in process	25,492	31,710	37,410
Finished goods	524,533	469,687	241,246
	$610,923	$568,311	$329,518

QUARTERLY REPORT – Q1 2012 P.41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. PROPERTY, PLANT AND EQUIPMENT:

		Accumulated	Net book
January 1, 2012	Cost	depreciation	value

Land	$35,372	$-	$35,372
Buildings and improvements	196,974	52,670	144,304
Manufacturing equipment	491,167	216,889	274,278
Other equipment	92,715	45,109	47,606
Assets not yet utilized in operations	52,297	-	52,297
	$868,525	$314,668	$553,857

		Accumulated	Net book
October 2, 2011	Cost	depreciation	value

Land	$35,113	$-	$35,113
Buildings and improvements	194,530	49,881	144,649
Manufacturing equipment	478,065	204,239	273,826
Other equipment	91,216	42,028	49,188
Assets not yet utilized in operations	47,548	-	47,548
	$846,472	$296,148	$550,324

		Accumulated	Net book
October 4, 2010	Cost	depreciation	value

Land	$34,487	$-	$34,487
Buildings and improvements	168,747	43,742	125,005
Manufacturing equipment	383,696	156,553	227,143
Other equipment	83,263	31,204	52,059
Assets not yet utilized in operations	44,319	-	44,319
	$714,512	$231,499	$483,013

7. INTANGIBLE ASSETS:

		Accumulated	Net book
January 1, 2012	Cost	amortization	value

Customer contracts and customer relationships	$128,866	$18,200	$110,666
Trademarks (not subject to amortization)	94,000	-	94,000
License agreements	51,000	5,385	45,615
Computer software	26,711	20,049	6,662
Non-compete agreements	1,700	602	1,098
	$302,277	$44,236	$258,041

		Accumulated	Net book
October 2, 2011	Cost	amortization	value

Customer contracts and customer relationships	$128,866	$16,600	$112,266
Trademarks (not subject to amortization)	94,000	-	94,000
License agreements	51,000	3,484	47,516
Computer software	26,038	19,477	6,561
Non-compete agreements	1,700	390	1,310
	$301,604	$39,951	$261,653

QUARTERLY REPORT – Q1 2012 P.42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. INTANGIBLE ASSETS (continued)

		Accumulated	Net book
October 4, 2010	Cost	amortization	value

Customer contracts and customer relationships	$70,866	$11,816	$59,050
Computer software	26,453	18,692	7,761
	$97,319	$30,508	$66,811

8. EARNINGS PER SHARE:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	January 1, 2012	January 2, 2011

Basic earnings (loss) per share:
Basic weighted average number of common shares outstanding	121,434	121,394
Basic EPS	$(0.38)	$0.30

Diluted earnings (loss) per share:
Basic weighted average number of common shares outstanding	121,434	121,394
Plus dilutive impact of stock options and Treasury RSUs	-	767
Diluted weighted average number of common shares outstanding	121,434	122,161
Diluted EPS	$(0.38)	$0.29

Excluded from the above calculation for the three months ended January 1, 2012 are 1,132,204 (2011 – 574,429) stock options and 685,804 (2011 – nil) Treasury RSUs which were deemed to be anti-dilutive.

9. OTHER COMPREHENSIVE INCOME:

Other comprehensive income was comprised of the following:

	Three months ended
	January 1,	January 2,
	2012	2011

Net gain on derivatives designated as cash flow hedges	$757	$990
Income taxes	(8)	(10)

Amounts reclassified from other comprehensive income to net earnings, and included in:
Net sales	(192)	70
Selling, general and administrative expenses	(29)	(262)
Financial expenses, net	85	852
Income taxes	6	(7)
	$619	$1,633

As at January 1, 2012, approximately $3.3 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

QUARTERLY REPORT – Q1 2012 P.43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended
	January 1,	January 2,
	2012	2011

Depreciation and amortization (note 11)	$22,053	$17,334
Variation of depreciation included in inventories (note 11)	(3,924)	(2,109)
Gain on re-measurement of contingent consideration	(1,031)	-
Restructuring charges related to assets held for sale and property, plant and equipment	23	-
Loss on disposal of property, plant and equipment	181	507
Share-based compensation costs	1,270	1,247
Deferred income taxes	(718)	(308)
Equity earnings in investment in joint venture	(220)	(92)
Unrealized net loss on foreign exchange and financial derivatives not designated as
cash flow hedges	1,074	204
Adjustments to financial derivatives included in other comprehensive income, net of
amounts reclassified to net earnings	-	668
Other assets	2,122	(626)
Provisions	70	-
Employee benefit obligations	(470)	(363)
	$20,430	$16,462

(b)	Non-cash transactions:

	January 1, 2012	October 2, 2011	January 2, 2011

Balance of non-cash transactions:
Additions to property, plant and equipment
included in accounts payable and accrued
liabilities	$2,376	$5,026	$2,907
Proceeds on disposal of property, plant and
equipment in other assets	-	-	289
Dividends declared included in dividends payable	9,176	-	9,113

Non-cash ascribed value credited to contributed
surplus for dividends attributed to Treasury RSUs	$-	$191	$-
Non-cash ascribed value credited to share capital
from shares issued pursuant to vesting of
RSUs and exercise of stock options	4,203	807	10
Shares issued as consideration for lease termination
costs incurred as part of the acquisition of
Gold Toe Moretz	-	1,065	-

(c)	Cash and cash equivalents consist of:

	January 1, 2012	October 2, 2011	October 4, 2010

Cash balances with banks	$40,103	$80,474	$188,680
Short-term investments, bearing interest at rates
primarily up to 0.25%	1,638	1,551	62,163
	$41,741	$82,025	$250,843

QUARTERLY REPORT – Q1 2012 P.44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. OTHER INFORMATION:

(a)	Depreciation and amortization:

	Three months ended
	January 1,	January 2,
	2012	2011

Depreciation and amortization of property, plant and equipment and intangible assets	$22,053	$17,334
Adjustment for the variation of depreciation of property, plant and equipment
included in inventories at the beginning and end of the period	(3,924)	(2,109)
Depreciation and amortization included in the interim consolidated statements of
earnings and comprehensive income	$18,129	$15,225

Consists of:
Depreciation of property, plant and equipment	$13,846	$12,972
Amortization of intangible assets:
Amortization of intangible assets (excluding software)	3,713	875
Amortization of software	570	1,378
Depreciation and amortization included in the interim consolidated statements of
earnings and comprehensive income	$18,129	$15,225

(b)	Financial expenses, net

	Three months ended
	January 1,	January 2,
	2012	2011

Interest expense	$1,608	$366
Bank and other financial charges	798	410
Foreign exchange (gain) loss	145	521
Derivative (gain) loss on financial instruments not designated for hedge accounting	(555)	1,346
	$1,996	$2,643

12. LONG-TERM DEBT:

During fiscal 2011, the Company increased its existing unsecured revolving long-term credit facility from $400 million to $800 million. The amended facility has a maturity date of June 2016. Amounts drawn under the revised facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 125 to 200 basis points. As at January 1, 2012, $305.0 million (October 2, 2011 - $209.0 million) was drawn under this facility bearing a combined effective interest rate for the period of 2.25%, including the impact of interest rate swaps. In addition, an amount of $3.9 million (October 2, 2011 - $5.8 million) has been committed against this facility to cover various letters of credit. The revolving long-term credit facility requires the Company to maintain an interest coverage ratio, and a net debt to trailing twelve months EBITDA ratio below 3.0:1, although the facility provides that this limit may be exceeded in the short term under certain circumstances. Based on EBITDA for the trailing twelve months ended January 1, 2012, the borrowing limit under the revolving long-term credit facility as at January 1, 2012 was approximately $700 million. The Company was in compliance with all financial covenants as at January 1, 2012 and October 2, 2011.

QUARTERLY REPORT – Q1 2012 P.45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. SEGMENT INFORMATION:

During the first quarter of fiscal 2012, the Company began managing and reporting its business through two separate operating divisions which reflect the major customer market segments its serves, each of which is a reportable segment for financial reporting purposes. The Company previously managed and reported its operations under one reportable business segment, being high-volume, basic, frequently replenished, non-fashion apparel. The following summary describes the operations of each of the Company’s reportable segments:

Printwear: The Printwear segment, headquartered in Barbados, designs, manufactures and distributes globally undecorated activewear products primarily to wholesale distributors and decorators in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes socks, underwear and activewear products primarily to U.S. retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets. The accounting policies of the segments are the same as those described in Note 3 to these condensed interim consolidated financial statements.

The segment disclosures below include comparative financial information for the first quarter of fiscal 2011 and the fiscal year ended October 2, 2011, which have been presented on the same reportable segment basis as fiscal 2012.

(a)	Segmented net sales and segment operating income:

	Three months ended				Twelve months ended
	January 1, 2012		January 2, 2011		October 2, 2011

Net sales:
Printwear		$147,194		$249,940	$1,327,682
Branded Apparel		156,603		81,277	398,030
Total net sales		$303,797		$331,217	$1,725,712

Segment operating income (loss):	$		$		$
Printwear		(30,802)		62,759	330,220
Branded Apparel		2,435		(6,653)	(16,180)
Total segment operating income (loss)		$(28,367)		$56,106	$314,040

Reconciliation to consolidated earnings (loss) before income taxes:
Total segment operating income (loss)		$(28,367)		$56,106	$314,040
Amortization of intangible assets, excluding
software		(3,713)		(875)	(8,658)
Corporate expenses		(12,405)		(15,223)	(66,634)
Restructuring and acquisition-related costs		(254)		(708)	(18,177)
Financial expenses, net		(1,996)		(2,643)	(6,142)
Equity earnings in investment in joint venture		220		92	504
Earnings (loss) before income taxes		$(46,515)		$36,749	$214,933

QUARTERLY REPORT – Q1 2012 P.46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. SEGMENT INFORMATION (continued):

(b)	Total Assets:

	January 1, 2012	October 2, 2011	October 4, 2010

Segmented assets:
Printwear	$896,533	$884,755	$637,728
Branded Apparel	812,674	833,481	387,256
Total segmented assets	1,709,207	1,718,236	1,024,984
Unallocated assets:
Cash and cash equivalents	41,741	82,025	250,843
Income taxes receivable	931	515	-
Assets held for sale	13,142	13,142	3,246
Investment in joint venture	11,857	13,038	12,533
Other - primarily corporate assets	29,880	31,543	42,897
Consolidated assets	$1,806,758	$1,858,499	$1,334,503

(c)	Total Liabilities:

	January 1, 2012	October 2, 2011	October 4, 2010

Segmented liabilities:
Printwear	$123,906	$207,027	$120,107
Branded Apparel	76,465	93,160	41,724
Total segmented liabilities	200,371	300,187	161,831
Unallocated liabilities:
Income taxes payable	-	-	5,024
Current portion of long-term debt	-	-	16,879
Long-term debt	305,000	209,000	-
Deferred income taxes	11,271	11,977	4,771
Other - primarily corporate liabilities	32,094	26,245	38,094
Consolidated liabilities	$548,736	$547,409	$226,599

(d)	Property, plant and equipment by geographic area:

	January 1, 2012	October 2, 2011	October 4, 2010

Honduras	$341,311	$334,025	$244,527
Caribbean Basin	113,298	116,747	120,652
United States	66,425	67,963	65,639
Bangladesh	12,200	12,391	12,124
Canada	7,928	8,326	26,418
Other	12,695	10,872	13,653
	$553,857	$550,324	$483,013

QUARTERLY REPORT – Q1 2012 P.47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. SEGMENT INFORMATION (continued):

(e)	Intangible assets by geographic area:

	January 1, 2012	October 2, 2011	October 4, 2010

United States	$251,521	$255,246	$60,140
Canada	5,524	5,294	5,456
Honduras	871	951	907
Other	125	162	308
	$258,041	$261,653	$66,811

(f)	Goodwill by geographic area:

	January 1, 2012	October 2, 2011	October 4, 2010

United States	$138,445	$138,445	$6,709
Bangladesh	3,488	3,488	3,488
	$141,933	$141,933	$10,197

14. FIRST TIME ADOPTION OF IFRS:

As stated in note 2(a), these are the Company’s first condensed interim consolidated financial statements prepared in accordance with IFRS.

The Company has applied the accounting policies set out in note 3 in the preparation of the condensed interim consolidated financial statements for the period ended January 1, 2012, the comparative information presented in the condensed interim consolidated financial statements related to the year ended October 2, 2011 (including interim periods within fiscal 2011) and the opening IFRS consolidated statement of financial position as at October 4, 2010 (the Company’s transition date).

Prior to October 2, 2011, the Company prepared its consolidated financial statements in accordance with Canadian GAAP. For periods beginning after October 2, 2011, the Company has adopted IFRS for the preparation of its consolidated financial statements. This note provides a reconciliation, with explanatory notes, of the adjustments made by the Company in recasting the following financial information previously prepared in accordance with Canadian GAAP:

•	Consolidated statements of financial position as at October 2, 2011, January 2, 2011 and October 4, 2010;

•	Consolidated statement of earnings and comprehensive income for the year ended October 2, 2011; and

•	Interim consolidated statement of earnings and comprehensive income for the three months ended January 2, 2011.

The financial information provided in this note is to allow investors and others to obtain a better understanding of the effects of the changeover to IFRS on the Company’s financial position and results of operations. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information reflects assumptions based on information available as at the date of this report, and circumstances may arise, such as changes in IFRS standards or economic conditions, which could materially change these assumptions, and may require retrospective application of new IFRS standards or cause the Company to select different accounting policies. Final decisions on accounting policies are not required to be made until the preparation of the fiscal 2012 annual consolidated financial statements.

QUARTERLY REPORT – Q1 2012 P.48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

IFRS 1 Exemptions

IFRS 1, First Time Adoption of International Financial Reporting Standards, requires first time adopters to retrospectively apply all effective IFRS standards as of its first annual financial statements, which for the Company will be September 30, 2012. However, IFRS 1 also provides first-time adopters certain optional exemptions and mandatory exceptions from full retrospective application. The following table outlines the optional exemptions and mandatory exception that the Company has applied at the transition date:

Optional exemptions:

Foreign exchange cumulative translation adjustments - The exemption permits the balance of any cumulative translation adjustment (CTA) to be eliminated by an adjustment to opening retained earnings at the transition date. As a result, the Company eliminated its CTA balance of $26.2 million which was included in accumulated other comprehensive income through an adjustment to retained earnings at the transition date.

Decommissioning and restoration liabilities - The exemption permits the Company not to apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, retrospectively to calculate the opening depreciated cost of the asset relating to decommissioning and site restoration costs under IFRS, but rather to use a simplified approach based on the discounted value of the liability at the transition date.

Business combinations - The exemption permits the Company not to apply IFRS 3, Business Combinations, to business combinations occurring prior to the transition date.

Share-based payment transactions - The exemption permits the Company to apply IFRS 2, Share-based Payment, only to equity instruments that were granted after November 7, 2002, which have not yet vested at the transition date.

Borrowing costs - The exemption permits the capitalization of borrowing costs to be limited to qualifying assets for which commencement date for capitalization is on or after the date of transition.

Mandatory exceptions:

Estimates – Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for the application of IFRS except where necessary to reflect differences in accounting standards.

QUARTERLY REPORT – Q1 2012 P.49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of financial position and equity at October 2, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note
Current assets:
Cash and cash equivalents	$88,802	$(6,777)	$-		$82,025
Trade accounts receivable	191,594	-	-		191,594
Income taxes receivable	515	-	-		515
Inventories	575,594	(7,283)	-		568,311
Prepaid expenses and deposits	10,966	(139)	-		10,827
Assets held for sale	-	-	13,142	3	13,142
Deferred income taxes	11,666	-	(11,666)	4	-
Other current assets	9,307	(79)	-		9,228
Total current assets	888,444	(14,278)	1,476		875,642

Property, plant and equipment	565,398	(16,155)	4,528	5	550,324
			(3,447)	6

Investment in joint venture	-	13,038	-		13,038
Assets held for sale	13,142	-	(13,142)	3	-
Intangible assets	256,467	-	5,186	7	261,653
Goodwill	153,219	-	(5,815)	9	141,933
			3,345	9
			(5,839)	12
			(2,977)	13

Other assets	13,051	3,887	(1,029)	8	15,909

Total assets	$1,889,721	$(13,508)	$(17,714)		$1,858,499

Current liabilities:
Accounts payable and accrued liabilities	$315,269	$(3,359)	$3,850	9	$297,960
			(13,827)	10
			(3,973)	14
Total current liabilities	315,269	(3,359)	(13,950)		297,960

Long-term debt	209,000	-	-		209,000
Deferred income taxes	26,575	-	(11,666)	4	11,977
			(2,097)	8
			(1,425)	9
			452	13
			(1,357)	14
			(373)	6
			1,868	7

Employee benefit obligations	-	-	13,827	10	20,246
			(1,220)	13
			7,639	14

Provisions	-	-	8,226	5	8,226
Non-controlling interest in consolidated joint venture	11,562	(11,562)	-		-
Total liabilities	562,406	(14,921)	(76)		547,409

Equity
Share capital	100,436	-	-		100,436
Contributed surplus	16,526	-	-		16,526
Retained earnings	1,184,781	1,413	26,248	11	1,194,804
			(2,309)	14
			(1,643)	15
			(13,686)

Accumulated other comprehensive income	25,572	-	(26,248)	11	(676)
Total equity attributable to shareholders of the Company	1,327,315	1,413	(17,638)		1,311,090

Total liabilities and equity	$1,889,721	$(13,508)	$(17,714)		$1,858,499

QUARTERLY REPORT – Q1 2012 P.50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of financial position and equity at January 2, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note
Current assets:
Cash and cash equivalents	$234,925	$(4,103)	$-		$230,822
Trade accounts receivable	138,800	-	-		138,800
Inventories	366,474	(6,829)	-		359,645
Prepaid expenses and deposits	9,126	(180)	(491)	2	8,455
Assets held for sale	-	-	11,611	3	11,611
Other current assets	8,454	(262)	-		8,192
Total current assets	757,779	(11,374)	11,120		757,525

Property, plant and equipment	494,303	(14,652)	16,762	2	498,559
			4,738	5
			(2,592)	6
Investment in joint venture	-	12,625	-		12,625
Assets held for sale	11,611	-	(11,611)	3	-
Intangible assets	59,849	-	5,414	7	65,263
Goodwill	10,197	-	-		10,197
Other assets	12,290	4,367	(1,029)	8	15,628

Total assets	$1,346,029	$(9,034)	$22,802		$1,359,797

Current liabilities:
Accounts payable and accrued liabilities	$172,284	$1,018	$5,815	9	$167,301
			(11,816)	10
Dividends payable	9,113	-	-		9,113
Income taxes payable	3,617	-	-		3,617
Current portion of long-term debt	-	-	16,648	2	16,648
Total current liabilities	185,014	1,018	10,647		196,679

Long-term debt	-	-	-		-
Deferred income taxes	4,502	-	(1,633)	8	4,489
			1,949	7
			(329)	6
Employee benefit obligations	-	-	11,816	10	11,816
Provisions	-	-	7,951	5	7,951
Non-controlling interest in consolidated joint venture	11,150	(11,150)	-		-
Total liabilities	200,666	(10,132)	30,401		220,935

Equity
Share capital	98,343	-	-		98,343
Contributed surplus	11,328	-	-		11,328
Retained earnings	1,009,521	1,098	(7,518)		1,029,268
			(81)
			26,248	11
Accumulated other comprehensive income	26,171	-	(26,248)	11	(77)
Total equity attributable to
shareholders of the Company	1,145,363	1,098	(7,599)		1,138,862

Total liabilities and equity	$1,346,029	$(9,034)	$22,802		$1,359,797

QUARTERLY REPORT – Q1 2012 P.51

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of financial position and equity at October 4, 2010 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note
Current assets:
Cash and cash equivalents	$258,442	$(7,599)	$-		$250,843
Trade accounts receivable	145,684	-	-		145,684
Inventories	332,542	(3,024)	-		329,518
Prepaid expenses and deposits	9,584	(245)	(491)	2	8,848
Assets held for sale	-	-	3,246	3	3,246
Deferred income taxes	6,340	-	(6,340)	4	-
Other current assets	9,079	(409)	-		8,670
Total current assets	761,671	(11,277)	(3,585)		746,809

Property, plant and equipment	479,292	(15,731)	16,998	2	483,013
			4,808	5
			(2,354)	6
Investment in joint venture	-	12,533	-		12,533
Assets held for sale	3,246	-	(3,246)	3	-
Intangible assets	61,321	-	5,490	7	66,811
Goodwill	10,197	-	-		10,197
Other assets	11,805	4,364	(1,029)	8	15,140

Total assets	$1,327,532	$(10,111)	$17,082		$1,334,503

Current liabilities:
Accounts payable and accrued liabilities	$186,205	$(46)	$5,815	9	$179,795
			(12,179)	10
Income taxes payable	5,024	-	-		5,024
Current portion of long-term debt	-	-	16,879	2	16,879
Total current liabilities	191,229	(46)	10,515		201,698

Deferred income taxes	10,816	-	(1,366)	8	4,771
			(6,340)	4
			(315)	6
			1,976	7
Employee benefit obligations	-	-	12,179	10	12,179
Provisions	-	-	7,951	5	7,951
Non-controlling interest in consolidated joint venture	11,058	(11,058)	-		-
Total liabilities	213,103	(11,104)	24,600		226,599

Equity
Share capital	97,036	-	-		97,036
Contributed surplus	10,091	-	-		10,091
Retained earnings	982,764	993	(372)	2	1,002,487
			(3,143)	5
			(2,039)	6
			3,514	7
			337	8
			(5,815)	9
			26,248	11
Accumulated other comprehensive income	24,538	-	(26,248)	11	(1,710)
Total equity attributable to
shareholders of the Company	1,114,429	993	(7,518)		1,107,904

Total liabilities and equity	$1,327,532	$(10,111)	$17,082		$1,334,503

QUARTERLY REPORT – Q1 2012 P.52

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of comprehensive income for the three months ended January 2, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note

Net sales	$331,280	$(63)	$-		$331,217
Cost of sales	249,391	14	70	5	249,669
			194	6

Gross profit	81,889	(77)	(264)		81,548

Selling, general and administrative expenses	41,641	-	76	7	41,540
			(221)	2
			44	6
Restructuring and acquisition-related costs	708	-	-		708

Operating income	39,540	(77)	(163)		39,300

Financial expenses, net	2,415	2	226	2	2,643
Non-controlling interest in consolidated
joint venture	92	(92)	-		-
Equity (earnings) loss in investment in joint venture	-	(92)	-		(92)

Earnings before income taxes	37,033	105	(389)		36,749

Income tax expense	1,163	-	(267)	8	855
			(14)	6
			(27)	7

Net earnings	35,870	105	(81)		35,894

Other comprehensive income, net of related
income taxes	1,633	-	-		1,633

Comprehensive income	$37,503	$105	$(81)		$37,527

Earnings per share:
Basic EPS	$0.30				$0.30
Basic weighted average number of shares
outstanding	121,394				121,394

Diluted EPS	$0.29				$0.29
Diluted weighted average number of shares
outstanding	122,161				122,161

QUARTERLY REPORT – Q1 2012 P.53

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of comprehensive income for the year ended October 2, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note

Net sales	$1,726,041	$(329)	$-		$1,725,712
Cost of sales	1,288,293	316	280	5	1,288,106
			860	6
			(1,643)	15

Gross profit	437,748	(645)	503		437,606

Selling, general and administrative expenses	199,132	9	304	7	198,858
			(820)	2
			233	6
Restructuring and acquisition-related costs	8,465	-	7,666	12	18,177
			(1,460)	9
			3,506	13

Operating income	230,151	(654)	(8,926)		220,571

Financial expenses, net	5,485	(66)	448	2	6,142
			275	5
Non-controlling interest in consolidated
joint venture	504	(504)	-		-
Equity (earnings) loss in investment in joint venture	-	(504)	-		(504)

Earnings before income taxes	224,162	420	(9,649)		214,933

Income tax recovery	(15,742)	-	(731)	8	(19,223)
			(58)	6
			(108)	7
			540	9
			(1,827)	12
			(1,297)	13

Net earnings	239,904	420	(6,168)		234,156

Other comprehensive income, net of related
income taxes	1,034	-	(2,309)	14	(2,918)
			(1,643)	15

Comprehensive income	$240,938	$420	$(10,120)		$231,238

Earnings per share:
Basic EPS	$1.97				$1.93
Basic weighted average number of shares
outstanding	121,526				121,526

Diluted EPS	$1.96				$1.91
Diluted weighted average number of shares
outstanding	122,283				122,283

QUARTERLY REPORT – Q1 2012 P.54

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS:

1) Investment in joint venture

Under Canadian GAAP, the Company consolidated the accounts of its yarn-spinning joint venture CanAm. Under IFRS, CanAm is considered a jointly controlled entity over which the Company has joint control. Consequently, the Company no longer consolidates CanAm and accounts for the investment using the equity method as at October 4, 2010, which is the opening IFRS balance sheet date.

Impact on consolidated statements of financial position as at October 2, 2011, January 2, 2011 and October 4, 2010: Under IFRS, the Company’s net investment in CanAm is presented as a long-term asset on one line in the consolidated statement of financial position, for an amount equal to the Company’s initial investment and its cumulative share of undistributed earnings.

	October 2, 2011	January 2, 2011	October 4, 2010

Increase in investment in joint venture	$13,038	$12,625	$12,533
Decrease in assets (excluding investment in joint venture)	(26,546)	(21,659)	(22,644)
Decrease in total liabilities and equity	(13,508)	(9,034)	(10,111)

Impact on consolidated statements of earnings and comprehensive income for the year ended October 2, 2011 (including interim periods): Consolidated net earnings and comprehensive income are not significantly affected by this change. Non-material adjustments to certain components of net earnings have been made as the Company’s share of CanAm’s net earnings are presented in a separate caption in the statement of earnings, appearing below the gross profit subtotal as opposed to presenting the results of CanAm on each line of the statement of earnings and comprehensive income.

2) Corporate aircraft lease

A previous lease of a corporate aircraft, which was accounted for as an operating lease under Canadian GAAP, met the criteria for a finance lease under IFRS at the transition date primarily due to the fact that the Company had given notice to the lessor in fiscal 2010 to exercise an early purchase option. Accordingly, this lease was recognized on the statement of financial position as a finance lease.

Impact on consolidated statements of financial position as at October 2, 2011, January 2, 2011 and October 4, 2010: The impact of reclassifying the corporate aircraft lease, previously classified as an operating lease, resulted in an increase in property, plant and equipment, an increase in current liabilities, and a decrease to prepaid expenses and deposits as at October 4, 2010 and January 2, 2011. During the second quarter of fiscal 2011, the Company completed the purchase of the corporate aircraft and immediately sold it to an external, unrelated party. There was no impact on net earnings in the accounting for the disposal of the corporate aircraft between Canadian GAAP and IFRS, therefore, there was no adjustment required at October 2, 2011 for the difference which existed at October 4, 2010.

	October 2, 2011	January 2, 2011	October 4, 2010

Decrease in prepaid expenses and deposits	$-	$(491)	$(491)
Increase in property, plant and equipment	-	16,762	16,998
Increase in current portion of long-term debt	-	16,648	16,879
Decrease in equity	-	(377)	(372)

QUARTERLY REPORT – Q1 2012 P.55

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

2) Corporate aircraft lease (continued)

Impact on consolidated statements of earnings and comprehensive income for the year ended October 2, 2011 (including interim periods): The impact of the difference in lease classification was a decrease in selling, general and administrative expenses (SG&A) due to the reversal of rent expense, partially offset by the depreciation incurred on the asset that was reclassified as a finance lease. Conversely, financial expenses increased due to the interest accretion on the debt related to the finance lease.

	Three months ended	Twelve months ended
	January 2, 2011	October 2, 2011

Decrease in SG&A	$(221)	$(820)
Increase in financial expenses	226	448
Increase (decrease) in comprehensive income	(5)	372

During the second quarter of fiscal 2011, the Company entered into a new lease for a corporate aircraft which was being accounted for as an operating lease under Canadian GAAP and which is also being accounted for as an operating lease under IFRS. Therefore there was no adjustment required to the statements of earnings and comprehensive income for the third and fourth quarters of fiscal 2011.

3) Assets held for sale

Under Canadian GAAP, assets held for sale were classified as non-current assets. Under IFRS, assets held for sale are classified as current assets.

Impact on consolidated statements of financial position as at October 2, 2011, January 2, 2011 and October 4, 2010: This difference has resulted in an adjustment of $13.1 million as at October 2, 2011, $11.6 million as at January 2, 2011 and $3.2 million as at October 4, 2010 to reclassify assets held for sale from non-current to current assets.

Impact on consolidated statements of earnings and comprehensive income for the year ended October 2, 2011 (including interim periods): There is no impact on net earnings and comprehensive income.

4) Classification of deferred income taxes

Under Canadian GAAP, deferred income taxes are classified as current and non-current based on the classification of the underlying assets or liabilities to which they relate or, if there is no underlying recognized asset or liability, based on the expected reversal of the temporary difference. Under IFRS, deferred income taxes are classified as non-current. Also under IFRS deferred income tax assets and deferred income tax liabilities are offset if the taxable entity has a legally enforceable right to offset current income tax liabilities and current income tax assets, and the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Impact on consolidated statements of financial position as at October 2, 2011, January 2, 2011 and October 4, 2010: This difference has resulted in an adjustment of $11.7 million as at October 2, 2011, nil at January 2, 2011 and $6.3 million as at October 4, 2010 to reclassify deferred income tax assets from current to non-current. The reclassification of deferred income tax assets has been offset against non-current deferred tax liabilities.

Impact on consolidated statements of earnings and comprehensive income for the year ended October 2, 2011 (including interim periods): There is no impact on net earnings and comprehensive income.

QUARTERLY REPORT – Q1 2012 P.56

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

5) Decommissioning and site restoration costs

Under Canadian GAAP, asset retirement obligations, which are referred to as liabilities for decommissioning and site restoration costs under IFRS, were not required to be recognized when the timing and/or method of settlement was conditional on a future event, the entity had several options to settle the obligation, and the obligation had an indeterminate settlement date. Under IFRS, when the method and timing of the future settlement of an existing obligation are uncertain, an entity should determine a range of possible outcomes and methods of settlement and make an estimate of the future obligation. Under Canadian GAAP, the Company did not recognize any liability and corresponding asset for the estimated future costs of decommissioning and site restoration for certain assets located at its textile and sock facilities since the criteria for recognition had not been met. However, it was determined that an obligation exists under IFRS. The Company has elected to use an optional exemption that allows the use of a simplified approach to calculate the IFRS adjustment for the depreciated cost of the property, plant and equipment at the transition date relating to the decommissioning and site restoration liability, as opposed to recalculating the asset value since its inception date as would otherwise be required under IFRS.

Impact on consolidated statements of financial position as at October 2, 2011, January 2, 2011 and October 4, 2010: The estimate of the present value of future decommissioning and site restoration costs for certain assets at the Company’s offshore locations resulted in the recognition as at October 4, 2010 of a site restoration liability classified as a non-current liability, an increase to property, plant and equipment, and a reduction to equity to reflect the accumulated depreciation for the property, plant and equipment since inception.

	October 2, 2011	January 2, 2011	October 4, 2010

Increase in property, plant and equipment	$4,528	$4,738	$4,808
Increase in provisions	8,226	7,951	7,951
Decrease in equity	(3,698)	(3,213)	(3,143)

Impact on consolidated statements of earnings and comprehensive income for the year ended October 2, 2011 (including interim periods): The increase in property, plant and equipment has resulted in an increase in depreciation expense, which is reported in cost of sales, as well as an increase in financial expenses to reflect the interest accretion on the decommissioning and site restoration liability.

	Three months ended	Twelve months ended
	January 2, 2011	October 2, 2011

Increase in cost of sales	$70	$280
Increase in financial expenses	-	275
Decrease in comprehensive income	(70)	(555)

6) Components of property, plant and equipment

Under Canadian GAAP, the cost of an item of property, plant and equipment made up of significant separable component parts was allocated to the component parts only when practicable and when estimates could have been made of the lives of the separate components. Under IFRS, each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately, each with its own useful life, resulting in depreciation expense which may differ from depreciation expense under Canadian GAAP.

QUARTERLY REPORT – Q1 2012 P.57

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

6) Components of property, plant and equipment (continued)

Impact on consolidated statements of financial position as at October 2, 2011, January 2, 2011 and October 4, 2010: The impact of the identification of significant components of certain buildings resulted in a reduction to property, plant and equipment, primarily due to lower useful lives assigned to certain components.

	October 2, 2011	January 2, 2011	October 4, 2010

Decrease in property, plant and equipment	$(3,447)	$(2,592)	$(2,354)
Decrease in deferred income tax liabilities	(373)	(329)	(315)
Decrease in equity	(3,074)	(2,263)	(2,039)

Impact on consolidated statements of earnings and comprehensive income for the year ended October 2, 2011 (including interim periods): The impact of the lower useful lives of the components of certain buildings resulted in an increase in depreciation expense resulting in an increase in cost of sales and SG&A expenses.

	Three months ended	Twelve months ended
	January 2, 2011	October 2, 2011

Increase in cost of sales	$194	$860
Increase in SG&A	44	233
Income taxes	(14)	(58)
Decrease in comprehensive income	(224)	(1,035)

7) Income taxes - Deferred income tax assets in a business combination recognized subsequent to the measurement period

Under Canadian GAAP, additional deferred income tax assets of an acquired company that were not initially recognized within the measurement period, but were recognized subsequent to the measurement period were recognized first as a reduction of goodwill, then as a reduction of intangible assets before any adjustment was recognized in net earnings. Under IFRS, additional deferred tax assets of an acquired company that are recognized after the measurement period do not result in a reduction of intangible assets, and are instead recognized in net earnings. Under Canadian GAAP, the Company had recorded the recognition of a deferred income tax asset subsequent to the measurement period, in connection with a business combination which occurred prior to the IFRS transition date, as a reduction of intangible assets.

Impact on consolidated statements of financial position as at October 2, 2011, January 2, 2011 and October 4, 2010: This difference has resulted in an increase to intangible assets, to reverse the reduction of intangible assets described above.

	October 2, 2011	January 2, 2011	October 4, 2010

Increase in intangible assets	$5,186	$5,414	$5,490
Increase in deferred income tax liabilities	1,868	1,949	1,976
Increase in equity	3,318	3,465	3,514

QUARTERLY REPORT – Q1 2012 P.58

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

7) Income taxes - Deferred income tax assets in a business combination recognized subsequent to the measurement period (continued)

Impact on consolidated statements of earnings and comprehensive income for the year ended October 2, 2011 (including interim periods): The increase in intangible assets has resulted in an increase in amortization expense, which is reported in SG&A.

	Three months ended	Twelve months ended
	January 2, 2011	October 2, 2011

Increase in SG&A	$76	$304
Income taxes	(27)	(108)
Decrease in comprehensive income	(49)	(196)

8) Income taxes - Assets transferred between entities within the consolidated group

Under Canadian GAAP, deferred income tax assets and liabilities were not recognized for temporary differences arising from assets transferred between entities within the consolidated group, although any income tax expense/recovery incurred by the selling entity was recorded on the statement of financial position as a non-tax asset/liability. Under IFRS, the tax expense/recovery incurred by the selling entity is not deferred, but a deferred income tax asset/liability is recorded for the temporary difference resulting from the internal transfer (essentially the change in the tax basis), measured at the buying entity’s tax rate.

Impact on consolidated statements of financial position as at October 2, 2011, January 2, 2011 and October 4, 2010: This difference has resulted in the reversal of a non-tax asset which was included in other assets, and the recognition of deferred income tax assets, which have been offset against deferred income tax liabilities. The adjustment to decrease deferred income tax liabilities reflects the tax effect of temporary differences for certain inventories which have been transferred between entities within the consolidated group, using the buying entity’s tax rate.

	October 2, 2011	January 2, 2011	October 4, 2010

Decrease in other assets	$(1,029)	$(1,029)	$(1,029)
Decrease in deferred income tax liabilities	(2,097)	(1,633)	(1,366)
Increase in equity	1,068	604	337

Impact on consolidated statements of earnings and comprehensive income for the year ended October 2, 2011 (including interim periods): This difference has resulted in a decrease in income taxes with a corresponding increase in net earnings and comprehensive income.

	Three months ended	Twelve months ended
	January 2, 2011	October 2, 2011

Income taxes	$(267)	$(731)
Increase in comprehensive income	267	731

QUARTERLY REPORT – Q1 2012 P.59

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

9) Business combinations - Contingent consideration

Under Canadian GAAP, contingent consideration was recognized at the date of acquisition of a business when the amount could have been reasonably estimated and the outcome was determinable beyond reasonable doubt. Otherwise, contingent consideration was recognized when resolved as an additional cost of the purchase (which usually resulted in such costs being added to goodwill). Under IFRS, contingent consideration is recognized at the date of acquisition at fair value, generally as a liability, and the impact of changes in the subsequent re-measurement of contingent consideration is generally recorded in net earnings.

Impact on consolidated statements of financial position as at October 2, 2011, January 2, 2011 and October 4, 2010: At October 4, 2010, an adjustment has been recorded to recognize a liability of $5.8 million at the transition date with a corresponding decrease to retained earnings, with respect to contingent consideration which was part of a business combination that occurred prior to the IFRS transition date and which was recognized under Canadian GAAP after the transition date. This adjustment has been charged to retained earnings under IFRS rather than goodwill because IFRS does not permit transition date adjustments to be made to goodwill in this case. During the second quarter of fiscal 2011, the contingent consideration was resolved for an amount of $5.8 million which was recorded as an increase to goodwill under Canadian GAAP. As a result, no IFRS adjustment was required at October 2, 2011 to recognize a liability for the contingent consideration, however an adjustment was required to reduce goodwill by $5.8 million since IFRS does not permit adjustments to goodwill in this case.

	October 2, 2011	January 2, 2011	October 4, 2010

Decrease in goodwill	$(5,815)	$-	$-
Increase in accounts payable and accrued liabilities	-	5,815	5,815
Decrease in equity	(5,815)	(5,815)	(5,815)

During the third quarter of fiscal 2011, the Company acquired 100% of the capital stock of Gold Toe Moretz Holdings Corp. (“Gold Toe Moretz”) for an aggregate purchase price of $347.7 million, net of cash acquired, including contingent consideration of approximately $5.3 million. The contingent consideration was not recognized under Canadian GAAP, but must be recognized under IFRS, resulting in an adjustment to increase accounts payable and accrued liabilities to recognize the estimated fair value of the contingent consideration at the date of acquisition, with a corresponding increase to goodwill of approximately $3.3 million, net of deferred income taxes. The contingent consideration was subsequently re-measured at October 2, 2011 as described below which resulted in a decrease of the contingent consideration payable from $5.3 million to $3.9 million.

	October 2, 2011	January 2, 2011	October 4, 2010

Increase in goodwill	$3,345	$-	$-
Increase in accounts payable and accrued liabilities	3,850	-	-
Decrease in deferred income tax liabilities	(1,425)	-	-
Increase in equity	920	-	-

QUARTERLY REPORT – Q1 2012 P.60

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

9) Business combinations - Contingent consideration (continued)

Impact on consolidated statements of earnings and comprehensive income for the year ended October 2, 2011 (including interim periods): The re-measurement of the contingent consideration mentioned above relating to the Gold Toe Moretz acquisition resulted in a credit to net earnings during the fourth quarter of fiscal 2011, and was included in restructuring and acquisition-related costs.

	Three months ended	Twelve months ended
	January 2, 2011	October 2, 2011

Decrease in restructuring and acquisition-related costs	$-	$(1,460)
Income taxes	-	540
Increase in comprehensive income	-	920

10) Classification of statutory severance and other post-employment benefit obligations

Impact on consolidated statements of financial position as at October 2, 2011, January 2, 2011 and October 4, 2010: An adjustment has been recorded to reclassify statutory severance and other post-employment benefit obligations of $13.8 million as at October 2, 2011, $11.8 million as at January 2, 2011, and $12.2 million as at October 4, 2010 from accounts payable and accrued liabilities to non-current employee benefit obligations.

Impact on consolidated statements of earnings and comprehensive income for the year ended October 2, 2011 (including interim periods):  There is no impact on net earnings and comprehensive income.

11) Foreign exchange cumulative translation differences

Impact on consolidated statements of financial position as at October 2, 2011, January 2, 2011 and October 4, 2010: The Company has elected to use an exemption which permits the balance of any cumulative translation adjustment (CTA) to be eliminated by an adjustment to opening retained earnings at the transition date. As a result, the Company eliminated its CTA balance of $26.2 million which was included in accumulated other comprehensive income through an adjustment to retained earnings as at October 2, 2011, January 2, 2011 and October 4, 2010.

Impact on consolidated statements of earnings and comprehensive income for the year ended October 2, 2011 (including interim periods): There is no impact on net earnings and comprehensive income.

12) Business combinations – Restructuring and acquisition-related costs

Under IFRS, transaction costs and restructuring costs are generally charged to earnings as incurred. Under Canadian GAAP, transaction costs and certain anticipated post-acquisition restructuring and integration costs incurred in connection with the acquisition of Gold Toe Moretz in fiscal 2011 were included in the cost of the purchase (which resulted in such costs being added to goodwill, net of income taxes).

Impact on consolidated statement of financial position as at October 4, 2010: There is no impact on the consolidated statement of financial position as at October 4, 2010.

Impact on consolidated statements of financial position as at October 2, 2011 and January 2, 2011 and consolidated statements of earnings and comprehensive income for the year ended October 2, 2011 (including interim periods): An adjustment of $7.7 million was recorded as a charge to restructuring and acquisition-related costs in the third quarter of fiscal 2011 with a $5.8 million reduction to goodwill and a decrease in income taxes of $1.8 million, regarding acquisition-related costs incurred in connection with the acquisition of Gold Toe Moretz in the third quarter of fiscal 2011.

QUARTERLY REPORT – Q1 2012 P.61

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

12) Business combinations – Restructuring and acquisition-related costs (continued)

	October 2, 2011	January 2, 2011	October 4, 2010

Decrease in goodwill	$(5,839)	$-	$-
Decrease in equity	(5,839)	-	-

	Three months ended	Twelve months ended
	January 2, 2011	October 2, 2011

Increase in restructuring and acquisition-related costs	$-	$7,666
Income taxes	-	(1,827)
Decrease in comprehensive income	-	(5,839)

13) Business combinations – Employee Benefits

Under both Canadian GAAP and IFRS, the funded status of a defined benefit pension plan of an acquired company is fully recognized at the acquisition date. Under Canadian GAAP, the effects of any planned amendments, terminations or curtailments are included in the measurement of the funded status of the plan at the date of acquisition. However under IFRS, the effects of any planned, but not executed, amendments, terminations, or curtailments to defined benefit pension plans and other post employment plans acquired are excluded from the measurement of the funded status of those plans at the date of acquisition. Such actions are recognized in the post business combination financial statements as a charge or credit to earnings, as the actions occur.

Impact on consolidated statements of financial position as at January 2, 2011 and October 4, 2010: No impact on the consolidated statements of financial position as at January 2, 2011 and October 4, 2010.

Impact on consolidated statement of financial position as at October 2, 2011 and consolidated statements of earnings and comprehensive income for the year ended October 2, 2011 (including interim periods): As a result of the planned termination of the Gold Toe Moretz defined benefit pension plan, the initial measurement of the accrued pension benefit liability at the date of acquisition was higher under Canadian GAAP resulting in an IFRS adjustment to decrease accounts payable and accrued liabilities by $4.7 million, and a decrease to goodwill of $3 million, net of deferred income taxes at the date of acquisition, in the third quarter of fiscal 2011. The subsequent impact on net earnings related to differences between Canadian GAAP and IFRS in the measurement of the accrued benefit liability at October 2, 2011 resulted in an additional pension expense of $3.5 million under IFRS, which was included in restructuring and acquisition-related costs since the charge was due to the partial settlement of the defined benefit pension plan acquired from the acquisition of Gold Toe Moretz, bringing the net adjustment to employee benefit obligations to $1.2 million at October 2, 2011.

	October 2, 2011	January 2, 2011	October 4, 2010

Decrease in goodwill	$(2,977)	$-	$-
Decrease in employee benefit obligations	(1,220)	-	-
Increase in deferred income tax liabilities	452	-	-
Decrease in equity	(2,209)	-	-

QUARTERLY REPORT – Q1 2012 P.62

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

13) Business combinations – Employee Benefits (continued)

	Three months ended	Twelve months ended
	January 2, 2011	October 2, 2011

Increase in restructuring and acquisition-related costs	$-	$3,506
Income taxes	-	(1,297)
Decrease in comprehensive income	-	(2,209)

14) Employee benefits – Actuarial gains/losses related to defined benefit plans

Under IFRS, companies are permitted an accounting policy choice of either (i) recognizing the full funded status of defined benefit plans and recording the entire amount of actuarial gains or losses in earnings immediately; (ii) recognizing a partial amount of the funded status and recording the actuarial gains or losses in earnings using the “corridor method” for the portion of actuarial gains or losses exceeding a certain minimum threshold; or (iii) recognizing the entire amount of actuarial gains or losses to other comprehensive income with no systematic periodic amortization to earnings. The Company’s accounting policy choice under Canadian GAAP for the Gold Toe Moretz defined benefit plan was to use the “corridor method” and recognize only the portion of actuarial gains or losses that exceeded a certain threshold, of which the excess amounted to nil in fiscal 2011. Canadian GAAP also permitted companies to apply different accounting policy choices when more than one defined benefit plan existed. Under IFRS, companies must apply the same accounting policy for all types of defined benefit plans. The Company has adopted an accounting policy for its defined benefit plans under IFRS to recognize the entire amount of actuarial gains or losses to other comprehensive income with no systematic periodic amortization to earnings.

Impact on consolidated statements of financial position as at January 2, 2011 and October 4, 2010: There is no impact on the consolidated statements of financial position as at January 2, 2011 and October 4, 2010.

Impact on consolidated statement of financial position as at October 2, 2011 and consolidated statements of earnings and comprehensive income for the year ended October 2, 2011 (including interim periods): An adjustment of $4.0 million was recorded in order to reclassify the pension liability previously recorded in accounts payable and accrued liabilities under Canadian GAAP to non-current employee benefit obligations under IFRS. An adjustment was also recorded to increase the pension liability by $3.7 million as at October 2, 2011 under IFRS (resulting in a total increase to employee benefit obligations of $7.6 million), with a corresponding charge of $2.3 million, net of deferred income taxes, to other comprehensive income to reflect the funded status of the defined benefit pension plan.

	October 2, 2011	January 2, 2011	October 4, 2010

Decrease in accounts payable and accrued liabilities	$(3,973)	$-	$-
Increase in employee benefit obligations	7,639	-	-
Decrease in deferred income tax liabilities	(1,357)	-	-
Decrease in equity	(2,309)	-	-

	Three months ended	Twelve months ended
	January 2, 2011	October 2, 2011

Decrease in other comprehensive income	$-	$(2,309)
Decrease in comprehensive income	-	(2,309)

QUARTERLY REPORT – Q1 2012 P.63

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

15) Employee Benefits – Statutory severance liability

The Company maintains a liability for statutory severance and pre-notice benefit obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability meets the definition of a defined benefit plan under both Canadian GAAP and IFRS. As described in note 14 above, under Canadian GAAP, companies were permitted to apply different accounting policy choices when more than one defined benefit plan existed. As such, the Company’s accounting policy under Canadian GAAP for the statutory severance liability was to recognize the entire amount of actuarial gains or losses in earnings which amounted to an actuarial loss of approximately $1.6 million based on an actuarial valuation that was performed in the fourth quarter of fiscal 2011. As mentioned in note 14 above, the Company has adopted an accounting policy for its defined benefit plans under IFRS to recognize the entire amount of actuarial gains or losses to other comprehensive income with no systematic periodic amortization to earnings. As such, a reclassification adjustment was required in the fourth quarter of fiscal 2011 resulting in a decrease to cost of sales and a decrease to other comprehensive income of $1.6 million.

Impact on consolidated statements of financial position as at October 2, 2011, January 2, 2011 and October 4, 2010: There is no impact on the consolidated statement of financial position as at October 2, 2011, January 2, 2011 and October 4, 2010.

Impact on consolidated statements of earnings and comprehensive income for the year ended October 2, 2011 (including interim periods):

	Three months ended	Twelve months ended
	January 2, 2011	October 2, 2011

Decrease in cost of sales	$-	$(1,643)
Decrease in other comprehensive income	-	(1,643)

QUARTERLY REPORT – Q1 2012 P.64

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

16) Statements of cash flows

The transition from Canadian GAAP to IFRS has not had a significant impact on the consolidated statements of cash flows except for the following:

	Three months ended			Twelve months ended
	January 2, 2011			October 2, 2011
	Canadian			Canadian
	GAAP	Adjustment	IFRS	GAAP	Adjustment	IFRS

Cash flows from operating activities	$14,815	$3,101	$17,916	$181,550	$(17,911)	$163,639
Cash flows from financing activities	1,297	(231)	1,066	172,832	(17,233)	155,599
Cash flows used in investing activities	(39,884)	626	(39,258)	(523,937)	35,966	(487,971)
Effect of exchange rate changes on
cash and cash equivalents
denominated in foreign currencies	255	-	255	(85)	-	(85)
Net decrease in cash and cash
equivalents during the period	(23,517)	3,496	(20,021)	(169,640)	822	(168,818)
Cash and cash equivalents,
beginning of period	258,442	(7,599)	250,843	258,442	(7,599)	250,843
Cash and cash equivalents,
end of period	$234,925	$(4,103)	$230,822	$88,802	$(6,777)	$82,025

The decrease in cash flows from operating activities for the year ended October 2, 2011 from Canadian GAAP to IFRS of $17.9 million is due primarily to: (i) the impact of the decrease in net earnings resulting from the expensing of acquisition-related costs incurred in connection with the acquisition of Gold Toe Moretz of $7.7 million as described in note 12) to the reconciliations from Canadian GAAP to IFRS; (ii) the impact of the decrease in accounts payable and accrued liabilities as a result of the contingent consideration of $5.8 million which was recorded at the transition date under IFRS in connection with a business combination which occurred prior to the transition date and was paid during fiscal 2011 as described in note 9) to the reconciliations from Canadian GAAP to IFRS; and (iii) the impact of the change of accounting for the Company’s investment in CanAm as described in note 1) to the reconciliations from Canadian GAAP to IFRS which resulted in a decrease in cash flows from operating activities of $4.0 million.

The decrease in cash flows from financing activities for the year ended October 2, 2011 from Canadian GAAP to IFRS of $17.2 million is primarily due to the impact of the repayment of the finance lease obligation in the amount of $17.0 million as a result of the disposal of the corporate aircraft which was reclassified as a finance lease under IFRS as described in note 2) to the reconciliations from Canadian GAAP to IFRS.

The decrease in cash flows used in investing activities for the year ended October 2, 2011 from Canadian GAAP to IFRS of $36 million is primarily due to: (i) the impact of the reclassification of the corporate aircraft lease as a finance lease in which the repayment of the finance lease obligation of $17 million described above, was previously offset against the proceeds of disposal in investing activities; (ii) the impact of the acquisition-related costs incurred in connection with the acquisition of Gold Toe Moretz in the amount of $7.7 million described above which was previously included as a cash outflow in investing activities under Canadian GAAP; (iii) the impact of the contingent consideration of $5.8 million described above which was settled in fiscal 2011 and was not considered as part of investing activities under IFRS; and (iv) the impact of the change of accounting for the Company’s investment in CanAm from Canadian GAAP to IFRS which resulted in an increase in cash flows from investing activities of $4.8 million.

QUARTERLY REPORT – Q1 2012 P.65